August 2, 2018

Mr. Michael Clampitt, Esq.

Senior Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	RBB Bancorp
Amendment No. 1 to Registration Statement on Form S-4
Filed August 2, 2018
File No. 333-226299

Dear Mr. Clampitt:

RBB Bancorp (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 3:30 p.m. Eastern time on Monday, August 6th, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Loren Hansen at (949) 851-6125 with any questions you may have concerning this request. In addition, please notify Mr. Hansen when this request for acceleration has been granted. Thank you very much for your cooperation and assistance.

RBB BANCORP

By	/s/ David Morris
David Morris
Executive Vice President and Chief Financial Officer

cc:	Loren P. Hansen, Esq.